Troutman Pepper Locke LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308 troutman.com

February 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	StratCap Digital Infrastructure REIT, Inc.

Registration Statement on Form S-11
Filed January 29, 2025
File No. 333-284566

Ladies and Gentlemen:

This letter sets forth the response of our client, StratCap Digital Infrastructure REIT, Inc. (f/k/a Strategic Wireless Infrastructure Fund II, Inc.) (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated February 7, 2025, pertaining to the Registration Statement on Form S-11 (the “Registration Statement”), which was filed with the Commission on January 29, 2025. We have included the Staff’s comments below, followed by the Company’s responses thereto. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (Registration No. 333-284566) filed on February 10, 2025 (the “Amendment”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

Registration Statement on Form S-11

Investments in Real Estate and Real Estate Debt, page 105

1.	Comment: We note your revision to the gross asset value for Other - Datacom Joint Venture from $99,842,558 at June 30, 2024 to $63,925,069 at September 30, 2024 in the table at the top of page 105. In light of this amount decreasing, it appears such revised amount may now represent your 51% share of the gross asset value of the Datacom Joint Venture. We further note your disclosure of $2,858,662 for gross revenue for Other - Datacom Joint Venture in the table on page 105 appears to represent 100% of the gross revenue from Datacom Joint Venture, as such amount is consistent with the footnote disclosure at page F-50. Additionally, we note that note (4) to the table on page 105 states, in part, "Gross asset value and gross revenues presented herein represent those amounts attributable to the DataCom Joint Venture." Please revise note (4) to the table to explicitly state if the disclosed amounts represent 100% and/or 51% of the Datacom Joint Venture amounts.

Response: The Company revised its disclosure in the table on page 105 in the section of the Prospectus captioned “Investments in Real Estate and Real Estate Debt” to present the gross asset value for “Other – DataCom Joint Venture” as $125,343,272 at September 30, 2024, which represents DataCom Joint Venture’s 100% wholly-owned real estate investments value. The Company notes to the Staff that such presentation is now consistent with the $2,858,662 for gross revenue for “Other – DataCom Joint Venture” in the same table, which also represents 100% of the gross revenues at the Datacom Joint Venture. Additionally, the Company revised footnote (4) to the table on page 105 of the section of the Prospectus captioned “Investments in Real Estate and Real Estate Debt” to provide, in part, “Gross asset value and gross revenues presented herein represent 100% of the DataCom Joint Venture amounts. The Company notes that it records its 51% ownership investment interest in the DataCom Joint Venture using the equity method of accounting for US GAAP reporting purposes, whereby the Company does not present DataCom Joint Venture gross asset value and gross revenues directly on its consolidated balance sheets or statements of operations.”

February 10, 2025 Page 2

Net Asset Value Calculations and Valuation Guidelines

November 30, 2024 NAV Per Share, page 175

2. Comment: We note your response to our prior comment 7 from our letter dated May 28, 2024 and your inclusion of the amount of $13,038,778 for accrued expense support repayment/O&O within your filing. Please further clarify for us and in your filing the nature of the adjustment and why such item impacts your net asset value.

Response: The Company revised the referenced amount to $13,459,476 and the corresponding row to indicate that such amount is the “unamortized expense support repayment/O&O” (the “Unamortized Expenses”) in the table on page 177 of the section captioned “Net Asset Value Calculations and Valuation Guidelines” of the Prospectus. The Expenses relate to organizational and offering costs and certain operating expenses, as described further below, that the Company has incurred since its inception. The Unamortized Expenses have a contractual benefit of four to five years, and therefore, for the net asset value calculation purposes, are capitalized as an adjustment to the net asset value and amortized over the four-to-five-year period as a reduction of the Unamortized Expenses balance. On February 10, 2025, the Company’s advisor, StratCap Digital Infrastructure Advisors II, LLC (the “Advisor”), executed a promissory note (the “Promissory Note”) in favor of the Company to pay the Company the portion of the Unamortized Expenses that is not recognized over the four to five year period, which is guaranteed by HMC Capital Limited ABN 94 138 990 593, the ultimate parent of the Advisor, pursuant to a Limited Guarantee (the “Limited Guarantee”). The Company filed the Promissory Note and Limited Guarantee as Exhibits 10.35 and 10.36, respectively, to the Registration Statement.

The Company revised footnote (1) to the table on page 177 of the section captioned “Net Asset Value Calculations and Valuation Guidelines” of the Prospectus to provide the following: “Unamortized expense support repayment represents certain operating expenses and organizational and offering costs funded by the Company that are transaction costs and other professional fees that the Company has incurred since its inception. Such operating expenses and organizational and offering costs were recognized under the expense support agreement and advisory agreement (together, the “Agreements”), respectively, and are added back to the Company’s net asset value until they are amortized and recognized by the Company in accordance with the Agreements. Such amounts have an economic contractual benefit of four to five years, and therefore, for purposes of the net asset value calculation, are capitalized as an adjustment to the Company’s net asset value and amortized over the four-to-five-year period as a reduction of the outstanding unamortized balance. As of December 31, 2024, the unamortized expense support repayment balance was $13,459,476, with operating expenses being amortized over a four-year period from date of occurrence and organizational and offering costs beginning to be amortized over a five-year period, decreasing the outstanding unamortized balance, and the amount payable by the Advisor to the Company, over the respective periods based on an amortization schedule maintained by the Company. On February 10, 2025, the Advisor executed a non-interest bearing promissory note, or the Promissory Note, in favor of the Company for reimbursement to the Company of any portion of the $13,459,476 that is not recognized within the four and five-year periods in which such amounts were originally incurred, with such amount, if any, payable by the Advisor to the Company at the expiration of the Agreements respective four and five-year period. The $13,459,476 has not been recognized as a receivable on the Company’s consolidated financial statements in accordance with generally accepted accounting principles in the United States, as the settlement of any unamortized balance of such amount payable by the Advisor to the Company is contingent upon the occurrence of certain future events pursuant to the terms of the Agreements.  On February 10, 2025, HMC Capital executed a Limited Guarantee to guarantee the Advisor’s obligations under the Promissory Note. See “Net Asset Value Calculations and Valuation Guidelines – Liabilities” for a description of reimbursements of organizational and offering expenses pursuant to our advisory agreement and “Compensation – Expense Support Agreement” for information on our expense support agreement.”

3. Comment: Please revise your filing to populate the key assumptions and sensitivity data in the tables on page 177.

Response: The Company populated the key assumptions and sensitivity data with respect to its December 31, 2024 net asset value in the tables on page 178 of the section captioned “Net Asset Value Calculations and Valuation Guidelines” of the Prospectus.

February 10, 2025 Page 3

Part II Information not Required in the Prospectus

Item 36. Financial Statements and Exhibits

Exhibit 23.2, page II-6

4. Comment: We note that Kroll has provided consent as your independent valuation expert and that you have named Kroll as your independent valuation advisor. Please have Kroll provide a revised consent to remove " In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended." Please similarly revise your disclosure on page 249 to remove this statement. Please refer to Section 7 of the Securities Act and Rule 436 of Regulation C of the Securities Act.

Response: The Company revised the section captioned “Experts” on page 250 of the Prospectus to remove references to Kroll, LLC, the Company’s independent valuation advisor, as an expert.

As described in the section entitled “Net Asset Value Calculations and Valuation Guidelines” beginning on page 169 of the Prospectus, monthly valuations of each of the Company’s real properties will be prepared and calculated by the Advisor and reviewed for reasonableness by the Company’s independent valuation advisor. Such valuations are based on asset- and portfolio-level information, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real property, which information will not be independently verified by the Company’s independent valuation advisor. Similarly, although the monthly valuations of the Company’s real estate debt, if any, for which market quotations are not readily available will be reviewed for reasonableness by the Company’s independent valuation advisor, such valuations are based on information provided by the Advisor, which information will not be verified by the Company’s independent valuation advisor. While the Company’s independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by the Advisor for the Company’s real property and certain real estate debt, the Company’s independent valuation advisor is not responsible for, and does not calculate, the Company’s net asset value (“NAV”). The Advisor is ultimately and solely responsible for the determination of the NAV.

The Company revised its disclosure on page 169 in the section of the Prospectus captioned “Net Asset Value Calculations and Valuation Guidelines – General” to clarify that the Advisor does not rely on the independent valuation advisor or other third-parties in calculating the NAV.

For the aforementioned reasons, the Company does not consider Kroll, LLC to be an expert under Section 7 of the Securities Act that is required to file a consent pursuant to Rule 436 of Regulation C of the Securities Act.

Signatures, page II-9

5. Comment: Please include the signature of your controller or principal accounting officer, as required by Instruction 1 to the Signatures to Form S-11.

Response: The Registration Statement’s signature page includes a parenthetical to indicate that Abarna Meecham, the Company’s Interim Chief Financial Officer, is the Company’s Principal Financial Officer and Principal Accounting Officer.

February 10, 2025 Page 4

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 885-2546.

Sincerely,

/s/ Mary Katherine Rawls

Mary Katherine Rawls
Partner

cc:	James Condon
Abarna Meecham
Heath D. Linsky